

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010
via facsimile and U.S. mail   December 18, 2007

Mr. Christopher J. Wensley
Chief Executive Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street Box 83
Vancouver, BS, Canada, V6E 4H1

> Re: **Horizon Industries, Ltd.**
> **Annual Report on Form 20-F for the Year Ended February 28, 2007**
> **as amended on November 16, 2007**
> **File No. 0-52302**

Dear Mr. Wensley:

We have reviewed your amended filing and your response letters dated October 31, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You provide less information on the cover page than required and less than you previously provided. Ensure that your filings include all required information. For example, identify the fiscal year end date. Also mark the appropriate box to disclose whether you are not required to file reports pursuant to Sections 13 or 15(d) and whether you are a shell company.

2. We note your response to comment two and reissue it in part. Please eliminate the excessive number of spelling and typographical errors, including those which remain on the page we cited in our previous letter. Also ensure that you precisely

mark all changes. We note that you made a number of changes that are not marked.

3.   Please revise to include the auditor's consent.

4.   We note your response to prior comment three of our letter dated October 12, 2007. Item 8(A)(5) to Form 20-F indicates that a document dated more than nine months after the end of the last audited financial year, should contain consolidated interim financial statements, which may be unaudited, covering at least the first six months of the financial year. Please revise your filing to confirm to this item.

Selected Financial Data Presented According to Canadian GAAP, page 2

5.   We note your response to prior comment three of our letter dated October 12, 2007. It appears that the amounts listed as shareholders' equity continue to include liabilities and the amounts listed as capital expenditures represent shareholders' equity. Please revise or advise.

Risk Factors, page 6

6.   We note your response to comment eight and reissue this comment. Please eliminate statements that mitigate the risk you present. Such statements include clauses that begin or precede "although" or "however." Other examples include the suggestion that you are "in substantial compliance," that the cost "will not have a material adverse effect" and references to "customary" industry practice, the latter of which appears in several risk factors. Similarly, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

7.   We note your response to comment 10 and reissue this comment. Provide concise risk factor discussions that make clear in each case how the risk affects or potentially impacts you in particular. See Instruction to Item 3.D of Form 20-F.

Principal Expenditures, page 10

8.   The disclosure in this section is incomplete and internally inconsistent. In addition, you have not fully addressed prior comment 11. Note also the specific requirements of Item 4.A of Form 20-F. Please revise accordingly.

Operating Results, page 17

9.   We note your response to comment 13 and reissue it in part. Explain in necessary detail how the various items contributed to the changes from period to period, and

provide additional information with regard to other items you have not yet identified. Make clear for the reader how the various items contributed to the changes, and do not merely recite the numerical data in each case.

10.   Please expand your discussion to address the increase in revenue in 2007 as compared to 2006. Please indicate the nature and source of the revenue and whether or not you expect it to continue.

11.   Please expand your disclosure to indicate whether or not you have proved reserves. We note your reference to NI 51-01 and Rule 4-10 of Regulation S-X.

Directors, Senior Management and Employees, page 19

12.   We note your response to comment 19 and reissue this comment. Please clarify for which entity Mr. Bourgeois served as CFO, and disclose the date of the merger.

Articles of Incorporation and Bylaws, page 24

13.   Please provide the information required by Item 10.B.3 of Form 20-F.

Material Contracts and Agreements, page 25

14.   Please provide a description of your management agreements.

Taxation, page 26

15.   We note your response to comment 25 and reissue this comment. Please revise to eliminate the language indicating that readers "should consult" with their own advisors, although you may suggest this course of action.

Controls and Procedures, page 30.

16.   We note that you cite Rules 13a-14(c) and 15d-14(c) of the Exchange Act for the definition of disclosure controls and procedures. However, the definition of disclosure controls and procedures is contained in Rules 13(a)-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure accordingly.

17.   You state that "our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an

effective manner." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

18.   We note that you have only partially defined disclosure controls and procedures. Disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please revise your disclosure by fully defining disclosure controls and procedures.

19.   It appears that you do not provide the disclosure suggested by Items 15.b and 15.c of Form 20-F. Therefore, please include the statement required by Instruction 1 to Item 15 of Form 20-F.

Audit Committee Financial Expert, page 30

20.   Please disclose whether your audit committee financial expert is independent.

Principal Accountant Fees and Services, page 30

21.   Please disclose all the information Item 16C of Form 20-F requires.

Note 1. Nature and Continuance of Operations, page F-5

22.   We note your response to prior comment six of our letter dated October 12, 2007. Please clarify if the seismic data is directly associated with specific unevaluated properties. We may have further comments.

Note 5. Convertible Loan, page F-11

23.   We note your response to prior comment 33 of our letter dated October 12, 2007. Please clarify if the conversion option of your convertible loan is considered a separate embedded derivative from the host contract to be accounted for as a derivate instrument. Refer to paragraphs 11(a) and 12 of SFAS 133. Also, refer to paragraph 4 of EITF 00-19. If the convertible debt is not considered a derivative under SFAS 133, please tell us if the instrument contains a beneficial conversion feature. Refer to EITF 98-5 and EITF 00-27.

Note 13 – Differences between Canadian and United States GAAP, page F-19

24.   We note your disclosure that indicates that Canadian and US GAAP total assets
       are the same. Please explain why this is the case, given that you use different
       assumptions with respect to your full cost accounting that are permitted under
       Rule 4-10(c) of Regulation S-X.

Engineering Comments

General

25.   Our comments here refer to the red line version of your document.

Additional Information, page 24

Joint Venture, page 25

26.   In comment four of our October 30, 2007 letter, we asked that you delete
       reference to "reserve potential of one to two Billion Cubic Feet ("BCF") of gas."
       Your amendment contains very similar language on page 25. Please amend your
       document to remove this and any other similar statements that refer to unproved
       reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       J. Davis
       T. Levenberg
       S. Donahue

       <u>via facsimile</u>
       Patrick Forseille
       604-488-3910